SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

PROLOR BIOTECH, INC.

(Name of Issuer)

Common stock, par value $0.00001 per share

(Title of Class of Securities)

607826104

(CUSIP Number)

Steven D. Rubin, Esq.

c/o OPKO Health, Inc.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-6015

(Name, address and telephone number of person
authorized to receive notices and communications)

August 29, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 607826104
1	NAME OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP Number: 607826104
1	NAME OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

ITEM 1. Security and Issuer

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D filed with the Securities and Exchange Commission on June 21, 2007, as amended on April 7, 2008, August 22, 2008, November 12, 2008, February 10, 2009, March 6, 2009, August 3, 2009, October 29, 2010 and May 16, 2012 (the “Schedule 13D”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

This Amendment is filed by Phillip Frost, M.D. (“Dr. Frost”) and Frost Gamma Investments Trust (the “Gamma Trust” and, together with Dr. Frost, the “Reporting Persons”) with respect to the common stock, par value $0.00001 per share (the “Issuer Common Stock”), of PROLOR Biotech, Inc, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7 Golda Meir Street, Weizmann Science Park, Nes-Ziona, Israel 74140.

This Amendment is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 29, 2013, the Issuer completed the previously announced merger (the “Merger”) of the Issuer and POM Acquisition, Inc., a Nevada corporation (“Merger Sub”) and wholly-owned subsidiary of OPKO Health, Inc., a Delaware corporation (“Parent”), in accordance with the Agreement and Plan of Merger, dated as of April 23, 2013, by and among the Issuer, Parent and Merger Sub. The Issuer continued as the surviving corporation in the Merger as a wholly-owned subsidiary of Parent. Pursuant to the terms and conditions of the Merger, at the effective time of the Merger, each share of Issuer Common Stock held by the Reporting Persons was cancelled and converted into the right to receive 0.9951 of a share (the “Exchange Ratio”) of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”). In addition, at the effective time of the Merger, each option to purchase shares of Issuer Common Stock held by the Reporting Persons prior to the Effective Time, whether or not vested, was converted into an option to purchase Parent Common Stock and was assumed by Parent in accordance with the terms of the applicable Issuer equity incentive plan and the terms of the contract evidencing such stock option. The number of shares of Parent Common Stock subject to each assumed Issuer stock option was adjusted to an amount equal to the product of (a) the number of shares of Issuer Common Stock subject to such Issuer stock option immediately before the Effective Time and (b) the Exchange Ratio, rounded down to the nearest whole share. The per share exercise price for shares of Parent Common Stock under each assumed Issuer stock option was adjusted to a price equal to the quotient of (a) the per share exercise price of such Issuer stock option and (b) the Exchange Ratio, rounded up to the nearest whole cent. In addition, pursuant to the stock option agreements governing the outstanding Issuer stock options, each Issuer stock option held by the Reporting Persons became fully vested and exercisable upon the consummation of the Merger.

As a result of the consummation of the Merger, the Reporting Persons are no longer the beneficial owners of any shares of Issuer Common Stock.

ITEM 5. Interest in Securities of the Issuer.

Paragraphs (a), (b), (c) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

(a)	As a result of the Merger, the Reporting Persons do not have, and may not be deemed to have, beneficial ownership of any shares of Issuer Common Stock.

(b)	As a result of the Merger, the Reporting Persons do not have any voting or dispositive powers with respect to shares of Issuer Common Stock.

(c)	Other than as described herein with respect to the Merger, the Reporting Persons have not effected any transactions in the Issuer Common Stock during the past sixty days.

(e)	August 29, 2013.

ITEM 7. Material to be Filed as Exhibits

Exhibit
Number	Description

99.1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2013	/s/	Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: September 9, 2013	FROST GAMMA INVESTMENTS TRUST

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D. Trustee

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement.